Exhibit 4.33

Avago Technologies (Malaysia) Sdn. Bhd (704181-P)	Tel: 604-6430611
(formerly known as Jumbo Portfolio Sdn Bhd.)	Fax: 604-6445442
Bayan Lepas Free Industrial Zone,
11900 Penang, Malaysia
November 7, 2005
Tan Bian Ee
00039017
36 Toh Tuck Rd
Goodluck Gd
Off Meyer Road
Dear Tan Bian Ee
LETTER OF OFFER
Further to our letter to you of September 1, 2005, we are pleased to offer you continued employment in the position of General Management Exec II (Exempt) with Avago Technologies (Malaysia) Sdn. Bhd (“Company”) subject to final completion of the Company’s acquisition of the SPG business from Agilent. In this position you would be reporting to Chang, Dick M.
Your initial basic salary of RM109296 per month will remain the same. Also as discussed with you, the terms and conditions of your employment will in the aggregate, be no less favourable than what you have been enjoying with Agilent. You will also receive full credit for your past services with HP/Agilent from the date you commence employment with the Company.
Should you accept this offer, your employment with the Company will commence immediately following the completion of the acquisition of the SPG business from Agilent, expected to occur on December 1, 2005 You would accordingly be required to report for work with the Company on December 1, 2005 at 8.30am.
As part of the Company policy, you are required to sign the Employment Agreement (Regarding Proprietary Developments and Confidential information) and return the form to Human Resource Department together with the Avago acceptance of Offer Letter.
From the date of assumption of duty, you are already a confirmed employee. Under the terms and conditions of employment either party nay terminate this contract of service by giving one (1) month’s notice in writing or by the payment of one (1) month’s basic salary in lieu of notice.

As you are aware, any obligations that you may have pursuant to any Salary Advance Program(s), Employee Assistance Program and/or Service Bond with Agilent will continue with the Company. Your employment with the Company will be subject to you signing an agreement between Agilent, the Company and you relating to the transfer of all rights and obligations under any such Salary Advance Program(s), Employee Assistance Program and/or Service Bond.
Any supplementary Company instructions will also form part of this contract of service.
Please be advised that all policies and guidelines are subject to change in accordance with the provisions of the Employment Act and at the sole discretion of the Company.
You will be required to carry out such duties and job functions, which are compatible with your contract of service and in which you may be instructed from time to time by, authorized personnel of the Company. You may also be required to transfer from one section or department of division to another at the discretion of the Company.
You shall be required to attend training in overseas at such time as may be notified by us.
We are positive that you will find the Company an exciting place to develop and advance your career and we look forward to a long and rewarding association with you.
Should you have any questions about our offer, please feel free to call us at any time. Please sign and return this letter to us by November 14, 2005 to confirm your acceptance of this offer. We look forward to welcoming you to the Company.
Yours sincerely

Adam Clammer	Ken Hao
Kohiberg Kravis Roberts & Co., L.P.	Silver Lake Partners, LLC

Offer Accepted/ Rejected.

/s/ Tan Bian Ee

Name: Tan Bian Ee
I.C. No.: S0250610F
Date :

Avago Technologies (Malaysia) Sdn. Bhd (704181-P) Bayan Lepas Free Industrial Zone, Phase 3
11900 Penang, Malaysia
www.avagotech.com
Avago Technologies (Malaysia) Sdn. Bhd (704181-P)
Tel: 604-6430611
Bayan Lepas Free Industrial Zone.
Fax: 604-6445442
11900 Penang, Malaysia
October 10, 2006
Tan Bian Ee
00039017
24 Peach Garden
Singapore 437622
Dear Bian Ee.
Extension of Employment
We are pleased to inform you that as a key executive officer of Avago Technologies, your employment with Avago Technologies will be extended for 5 years to 18 Dec 2011, with no change to your current benefits and entitlements.
Yours sincerely

/s/ Azhar Amin Azhar Amin HR Director Avago Technologies Snd Bhd

Offer Accepted/ Rejected.

/s/ Tan Bian Ee
Name : Tan Bian Ee
I.C. No.: S0250610F
Date : 11-10-2006